

Mail Stop 3720

September 20, 2016

Michelle Rico
Chief Executive Officer
Yanex Group, Inc.
9830 6th Street, Suite 103
Rancho Cucamonga, California 91730

> **Re:** **Yanex Group, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed September 9, 2016**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 19, 2016**
> **File No. 333-175146**

Dear Ms. Rico:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Cover Page

1.   Please check the "Yes" box on your cover page indicating that you are not required to file reports pursuant to Section 13 of Section 15d of the Securities Exchange Act of 1934.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

2.   Please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section to clearly indicate that the financial information provided refers to the company's business prior to the merger disclosed in the Form 8-K, filed July 5, 2016.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

3.   We note your response to our comment 12. Please revise your beneficial ownership table to include the 7.8% beneficial ownership of Leonardo Rodriguez.

Amendment No. 1 to Current Report on Form 8-K Filed September 9, 2016

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

4.   We note your response to our prior comment 1. Please also revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify the third party that played a material role in arranging and facilitating the transactions.

Item 1A. Risk Factors

We do not currently have a class of securities registered under Section 12 of the Exchange Act, page 11

5.   Please expand this risk factor to also disclose that the following regulations do not apply when you are a voluntarily filing reports or do not have a class of securities registered under Section 12 of the Exchange Act: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and the majority of the tender offer regulations.

Item 2 Financial Information

Management's Discussion and Analysis, page 14

6.   Please expand to discuss the underlying reason(s) for changes in revenue and cost of goods sold for all periods presented. You should include a discussion of changes in key variables that affect the revenue and cost of goods sold.

7.   We note that the operating expenses for three months ended March 31, 2016 had decreased by approximately 23% from the same period in FY 2015. Please expand and discuss how you improved the operating efficiency and how such improvement decreased the related expenses.

Item 6. Executive Compensation, page 21

8.   Please revise to provide executive compensation disclosure for Ms. Rico for compensation received from Proto-Script Pharmaceuticals, Corp.

Financial Statements and Exhibits

9.   Please refile Exhibit 10.02 in an appropriate format for EDGAR. The exhibit cannot be viewed on EDGAR.

10.   Please revise your exhibit index to indicate that you included Exhibit 10.01 with your Form 8-K, filed July 5, 2016 (as opposed to with your Form S-1, filed on June 27, 2011).

Exhibit 99.2

Pro-Forma Balance Sheets, page 2

11.   Please revise to present your pro forma balance sheet as of March 31, 2016 instead of December 31, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 - Telecommunications